EXHIBIT 21.1

Registrant had the following significant subsidiaries as of June 25, 2003:

Name	State of Incorporation	Percentage Ownership
Keystone Automotive Industries MN, Inc. (1)	Minnesota	100%
Keystone Automotive Industries FL, Inc. (2)	Florida	100%
Keystone Automotive Industries Resources, Inc. (3)	Delaware	100%
Keystone Automotive Industries TN, Inc. (4)	Tennessee	(5)

(1)	Formerly North Star Plating Company
(2)	Formerly Inteuro Parts Distributors, Inc.
(3)	Formerly Republic Automotive Parts, Inc.
(4)	Formerly Fenders & More, Inc.
(5)	A wholly-owned subsidiary of Keystone Automotive Industries Resources, Inc.